Exhibit 99.1

 PRESS RELEASE
Brookfield Business Partners Reports
 Third Quarter 2016 Results

Brookfield, News, November 7, 2016 – Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended September 30, 2016.

	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2016	2015	2016	2015
Net income (loss) attributable to unitholders[1]	$20	$20	$(18)	$206
Company FFO[1,2]	$50	$58	$145	$141

Brookfield Business Partners reported net income attributable to unitholders for the three months ended September 30, 2016 of $20 million. We generated Company Funds from Operations (“Company FFO”) totaling $50 million for the quarter compared with $58 million in 2015. Our overall results were consistent with the same period in 2015.

The additional contribution from our Western Australia energy operation which was acquired part way through last year and realized gains on the disposition of a portion of our investment securities were offset by the impact of lower natural gas prices on our Canadian energy operation and lower construction margins during the quarter.

“We made significant progress on a number of operating initiatives during the quarter and our primary focus is to execute on the strategic and operational steps necessary to create long-term value across our business. We believe great opportunities lie ahead, as our business is well-positioned with permanent capital, a global footprint and diversified operations,” said Cyrus Madon, CEO of Brookfield Business Partners.

Subsequent to the end of the quarter, Brookfield Business Partners, together with institutional clients of Brookfield Asset Management (or “the Consortium”), entered into a definitive agreement to acquire a 70% controlling stake in Odebrecht Ambiental, Brazil’s largest private water distribution, collection and treatment company. The transaction includes the core water, wastewater and industrial water treatment businesses of Odebrecht Ambiental. The Consortium will pay an initial purchase price of $768 million, of which our commitment is $400 million. Closing of the transaction is targeted for the first quarter of 2017. It is also anticipated that approximately $125 million of additional capital, of which our share would be $65 million, will be contributed to the business on or about closing to fund working capital requirements and support the expected growth of the business. Prior to or following closing, a portion of Brookfield Business Partners’ commitment may be syndicated to other institutional investors, with an expectation that we will retain an ownership of at least 30% in the Consortium’s stake.

“The acquisition of Odebrecht Ambiental should add meaningfully to our value per unit over the longer term and is an exciting first major transaction after our launch as a public company,” added Mr. Madon.

Operational Update

The following table presents Company FFO by segment:
	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2016	2015	2016	2015
Company FFO by segment
Construction Services	$16	$20	$63	$64
Other Business Services	18	17	35	31
Energy	12	16	47	28
Other Industrial Operations	11	5	8	18
Corporate and Other	(7)	-	(8)	-
Company FFO[1,2]	$50	$58	$145	$141

Our construction services segment generated Company FFO of $16 million during the quarter, compared to $20 million in the third quarter of 2015. The decrease this period is due to reduced margin on a project in Australia, partially offset by lower general and administrative costs. Our current backlog is approximately $6.6 billion and we expect this backlog to remain strong for the balance of the year, given advanced negotiations on several new contracts.

Our other business services segment generated Company FFO of $18 million during the quarter, compared to $17 million in the third quarter of 2015. Our facilities management operation generated strong results in the current period due to incremental revenue from our customers, as well as from our recent acquisition of a data center facilities manager. Our real estate services operations continued to benefit from the strong North American housing markets. Results in 2015 included income earned on the sale of several real estate franchise agreements which was not repeated this year, partially offsetting the increased operating performance during the quarter.

Our energy segment generated Company FFO of $12 million for the quarter, compared to $16 million in the third quarter of 2015. We generated strong results from our oil and gas operation in Western Australia where we have hedged a significant portion of our oil production and substantially contracted our gas production. While our Canadian operation continues to be impacted by pricing weakness, we have begun to see improvement recently due in part to a reduction in North American gas supply.

Our other industrial segment delivered Company FFO for the quarter of $11 million, compared to $5 million in the third quarter of 2015. Company FFO from our bath and shower manufacturing operation remained strong during the quarter which benefited from sales of new products and the continued recovery in the U.S. housing market. We realized $7 million of gains on the monetization of equity securities in this segment this quarter. These securities were acquired at depressed prices earlier in the year. Positive operating results were partially offset by an expected negative contribution from our graphite electrode manufacturing business where our operational restructuring continues.

New $150 Million Credit Facilities

During the third quarter, Brookfield Business Partners entered into revolving unsecured credit facilities for an aggregate of $150 million with a group of U.S. and Canadian banks. The facilities have terms of two years and are available to fund acquisitions and for general corporate purposes. The facilities are currently undrawn.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2016 to unitholders of record as at the close of business on November 30, 2016.

Beginning with this quarterly distribution and going forward, it is Brookfield Business Partner’s distribution policy that registered unitholders who are resident in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders who are not resident in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada noon exchange rate on the record date. However, registered unitholders who are resident in the United States have the option through Brookfield Business Partner’s transfer agent, CST Trust Company (“CST”), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders who are not resident in the United States have the option through CST to elect to receive quarterly cash distributions in U.S. dollars.

Additional Information

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings/financial-reports.

– ends –

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfieldbusinesspartners.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Jennifer Ritchie Tel: (416) 956-5230 Email: jennifer.ritchie@brookfield.com
Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ third quarter 2016 results as well as the Letter to Unitholders and Supplemental Information on our website at www.brookfieldbusinesspartners.com

The conference call can be accessed via webcast on November 7, 2016 at 11:00 a.m. Eastern Time at www.brookfieldbusinesspartners.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Password 0777#).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This press release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

Notes:
1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.
2
Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on pages 6 and 7 of this release.

Brookfield Business Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	September 30, 2016	December 31, 2015

Assets
Cash and cash equivalents	$728	$354
Financial assets	507	409
Accounts receivable, net	1,859	1,635
Inventory and other assets	704	748
Property, plant and equipment	2,221	2,364
Deferred income tax assets	105	64
Intangible assets	420	445
Equity accounted investments	386	492
Goodwill	1,184	1,124
Total assets	$8,114	$7,635

Liabilities and equity
Liabilities
Accounts payable and other	$2,484	$2,375
Borrowings	1,841	2,074
Deferred income tax liabilities	92	102
Total liabilities	4,417	4,551

Equity
Equity attributable to unitholders[1]	2,125	1,787
Non-controlling interests	1,572	1,297
Total equity	3,697	3,084
Total liabilities and equity	$8,114	$7,635

Note:
1
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2016	2015	2016	2015

Revenues	$2,043	$1,891	$5,728	$4,667
Direct operating costs	(1,889)	(1,716)	(5,322)	(4,223)
General and administrative expenses	(70)	(67)	(197)	(156)
Depreciation and amortization expense	(71)	(73)	(219)	(187)
Interest expense	(24)	(16)	(71)	(36)
Equity accounted income, net	28	30	75	39
Impairment expense, net	-	(88)	(106)	(88)
Gain on acquisitions/dispositions	29	-	57	269
Other income (expenses), net	11	66	(20)	48
Income before income tax	57	27	(75)	333
Income tax (expense) recovery
Current	(8)	(11)	(18)	(32)
Deferred	3	(1)	25	9
Net income (loss)	$52	$15	$(68)	$310
Attributable to:
Unitholders[1]	$20	$20	$(18)	$206
Non-controlling interests	$32	$(5)	$(50)	$104

Note:
1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended September 30, 2016 US$ millions, unaudited	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,120	$509	$68	$346	$-	$2,043
Direct operating costs	(1,089)	(457)	(43)	(300)	-	(1,889)
General and administrative expenses	(12)	(26)	(4)	(21)	(7)	(70)
Equity accounted income	1	8	30	-	-	39
Realized disposition gain, net	-	-	5	24	-	29
Interest expense	-	(4)	(9)	(11)	-	(24)
Current income taxes	(4)	(3)	-	(1)	-	(8)
Company FFO attributable to non-controlling interests	-	(9)	(35)	(26)	-	(70)
Company FFO[1,2]	16	18	12	11	(7)	50
Depreciation and amortization						(71)
Impairment expense, net						-
Deferred income taxes						3
Other income, net						11
Non-cash items attributable to equity accounted investments						(11)
Non-cash items attributable to non-controlling interests						38
Net income attributable to unitholders[2]						$20

Notes:
1
The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partner’s Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 5 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2	Attributable to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the nine months ended September 30, 2016 US$ millions, unaudited	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$3,127	$1,442	$197	$962	$-	$5,728
Direct operating costs	(3,027)	(1,304)	(130)	(861)	-	(5,322)
General and administrative expenses	(32)	(76)	(12)	(69)	(8)	(197)
Equity accounted income	1	18	117	-	-	136
Realized disposition gain, net	-	-	24	33	-	57
Interest expense	(1)	(11)	(24)	(35)	-	(71)
Current income taxes	(5)	(9)	(1)	(3)	-	(18)
Company FFO attributable to non-controlling interests	-	(25)	(124)	(19)	-	(168)
Company FFO[1,2]	63	35	47	8	(8)	145
Depreciation and amortization						(219)
Impairment expense, net						(106)
Deferred income taxes						25
Other expense, net						(20)
Non-cash items attributable to equity accounted investments						(61)
Non-cash items attributable to non-controlling interests						218
Net loss attributable to unitholders[2]						$(18)

Notes:
1
The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 5 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.